Exhibit 99.202

Condensed Consolidated Interim Financial Statements of

NexTech AR Solutions Corp.

Three and six months ended June 30, 2020 and 2019

(Expressed in Canadian Dollars)

(Unaudited)

NOTICE TO READER

The accompanying condensed consolidated interim financial statements of NexTech AR Solutions Corp. for the six months ended June 30, 2020 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These condensed consolidated interim financial statements have not been reviewed by the Company’s external auditors.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - Expressed in Canadian dollars)

	June 30, 2020	December 31, 2019
	$	$
ASSETS
Current assets
Cash	6,282,197	2,849,344
Receivables (Note 4)	264,104	403,651
Prepaid expenses and deposits	195,990	200,650
Inventory	1,681,465	1,353,584
Total current assets	8,423,756	4,807,229

Non-current assets
Equipment (Note 5)	242,303	146,555
Intangible assets (Note 6)	2,250,734	1,420,552
Goodwill (Note 6)	3,997,440	2,262,527
Total non-current assets	6,490,477	3,829,634

TOTAL ASSETS	14,914,233	8,636,863

LIABILITIES AND SHAREHOLDERS’ EQUITY LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 7)	1,748,473	1,243,528
Other payables (Note 8)	-	230,174
Contginent consideration (Note 3)	1,067,181	-
Total current liabilities	2,815,654	1,473,702

Long-term liabilities
Deferred income tax liability	48,478	96,956
Total Long-term liabilities	48,478	96,956

TOTAL LIABILITIES	2,864,132	1,570,658

EQUITY
Share capital (Note 10)	23,562,376	15,210,041
Convertible debentures (Note 9)	-	1,025,595
Reserves (Note 10)	2,565,234	1,407,330
Deficit	(14,077,509)	(10,576,761)
TOTAL SHAREHOLDERS’ EQUITY	12,050,101	7,066,205

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	14,914,233	8,636,863

Nature of operations and going concern (Note 1)
Approved by the Board of Directors

“Evan Gappelberg”	, Director	“Paul Duffy”	, Director

The accompanying notes are an integral part of these consolidated interim financial statements.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Comprehensive Loss

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Revenue	$3,529,029	$905,915	$6,021,014	$1,807,025
Cost of sales	(1,359,294)	(534,094)	(2,503,430)	(1,068,187)
Gross profit	2,169,735	371,821	3,517,584	738,838

Operating expenses
Sales and marketing	1,547,995	558,743	3,047,310	1,255,695
General and administrative	1,927,105	462,116	2,690,187	844,170
Research and development	563,671	164,867	937,002	748,776
Amortization (Note 6)	132,458	31,476	220,711	62,951
Depreciation (Note 5)	17,434	8,249	27,283	24,342
Foreign exchange loss (gain)	6,283	70,334	7,977	27,352
Total operating expenses	4,194,946	1,295,785	6,930,470	2,963,287

Operating loss	(2,025,211)	(923,964)	(3,412,886)	(2,224,449)
Loss before income taxes	(2,025,211)	(923,964)	(3,412,886)	(2,224,449)
Deferred income tax recovery	24,239	-	48,478	-
Net loss	(2,000,972)	(923,964)	(3,364,408)	(2,224,449)

Other comprehensive income (loss)
Exchange differences on translating foreign operations	(308,552)	-	179,764	-
Total comprehensive loss	(2,309,524)	(923,964)	(3,184,644)	(2,224,449)

Loss per common share
Basic and diluted loss per common share	(0.04)	(0.02)	(0.05)	(0.04)
Weighted average number of common shares outstanding	65,713,035	53,790,361	63,147,313	52,356,663

The accompanying notes are an integral part of these consolidated interim financial statements.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

For the six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

	Number of shares	Share capital	Equity portion of convertible debenture	Reserves	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2018	43,687,872	6,365,393	-	423,463	(2,345,482)	4,443,374
Partial escrow cancellation	(400,000)	-	-	-	-	-
Acquisition of AR Ecommerce LLC	2,000,000	1,620,000	-	-	-	1,620,000
Shares released from escrow for services	-	60,000	-	-	-	60,000
Shares issued for exercise of warrants	8,461,500	2,605,750	-	-	-	2,605,750
Shares issued for acquisition payable	100,000	66,630	-	-	-	66,630
Private placement	566,000	339,600	-	-	-	339,600
Stock-based compensation	-	-	-	523,702	-	523,702
Net loss	-	-	-	-	(2,224,449)	(2,224,449)
Balance, June 30, 2019	54,415,372	11,057,373	-	947,165	(4,569,931)	7,434,607

Balance, December 31, 2019	60,509,250	15,210,041	1,025,595	1,407,330	(10,576,761)	7,066,205
Convertible debentures	1,910,163	1,161,935	(1,025,595)	-	(136,340)	-
Shares issued for exercise of warrants	2,057,504	1,734,861	-	-	-	1,734,861
Shares issued for exercise of options	1,195,666	381,600	-	-	-	381,600
Shares issued for purchase of Jolokia	1,000,000	1,491,889	-	-	-	1,491,889
Shares issued to settle related party liability	47,799	38,239	-	-	-	38,239
Share-based payment	810,006	648,005	-	864,899	-	1,512,904
Private placement	1,528,036	3,208,876	-	-	-	3,208,876
Share issuance costs	-	(313,070)	-	113,241	-	(199,829)
Net loss	-	-	-	-	(3,364,408)	(3,364,408)
Translation of foreign operations	-	-	-	179,764	-	179,764
Balance as at June 30, 2020	69,058,424	23,562,376	-	2,565,234	(14,077,509)	12,050,101

The accompanying notes are an integral part of these consolidated interim financial statements.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Cash Flows

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
OPERATING ACTIVITIES
Net loss	(2,000,972)	(923,964)	(3,364,408)	(2,224,449)
Items not affecting cash:
Amortization of intangible assets	132,458	31,476	220,711	62,951
Deferred income tax recovery	(24,239)	-	(48,478)	-
Depreciation of property and equipment	17,434	8,249	27,283	24,342
Shares issued to settle related party liability	-	-	38,239
Share-based payments	861,958	161,851	1,512,904	523,702
Shares released from escrow for services	-	-	-	60,000
Option and warrant exercised shares outstanding	(183,737)	-	(183,737)	-
Changes in non-cash working capital items
Receivables	356,792	(262,168)	139,547	(475,643)
Prepaid expenses and deposits	23,735	(237,958)	4,660	(647,845)
Inventory	(83,071)	(399,609)	(327,881)	(667,458)
Accounts payable and accrued liabilities	673,907	(709,979)	480,787	(879,459)
Other payables	(97,771)	-	(230,174)	-
Net cash used in operating activities	(323,506)	(2,332,103)	(1,730,547)	(4,223,858)

INVESTING ACTIVITIES
Cash acquired in a business combination	-	-	-	128,670
Cash paid for acquisition of HootView	-	-	-	(85,664)
Purchase of equipment	-	-	-	(12,125)
Net cash used in investing activities	-	-	-	30,881

FINANCING ACTIVITIES
Proceeds from exercise of options and warrants	1,404,022	-	2,116,461	2,605,750
Net proceeds from private placement	3,009,047	339,600	3,009,047	339,600
Net cash provided by financing activities	4,413,069	339,600	5,125,508	2,945,350

Foreign exchange	(117,022)	(266,280)	37,892	(170,541)
Net change in cash	3,972,541	(2,258,782)	3,432,853	(1,418,168)
Cash, beginning	2,309,656	2,487,471	2,849,344	1,646,858
Cash, ending	6,282,197	228,689	6,282,197	228,689

The accompanying notes are an integral part of these consolidated interim financial statements.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited - Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

NexTech AR Solutions Corp. (the “Company” or “NexTech”) was incorporated in the province of British Columbia on January 12, 2018. The Company’s principal business activities are the acquisition and development of augmented reality technology for purposes of generating revenue from multiple sources including a platform for omni channel solutions for augmented reality, eCommerce, analytics and advertising. The Company’s shares are traded on the Canadian Securities Exchange under the trading symbol “NTAR”, in the United States of America on the OTCQB under the trading symbol “NEXCF”. The Company’s registered office is located at 1200- 750 West Pender Street, Vancouver, British Columbia, Canada V6C 2T8.

The unaudited condensed consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to generate revenue to establish profitable operations and to obtain the necessary equity or debt financing to fund operations as required. These factors indicate the existence of a material uncertainty that casts significant doubt on the ability of the Company to continue as a going concern. The unaudited condensed consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Basis of Presentation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). They do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the annual consolidated financial statements of the Company for the year ended December 31, 2019. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2019.

These condensed consolidated interim financial statements have been prepared on a historical cost basis. The preparation of these condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of the accounting policies and reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

These condensed consolidated interim financial statements have been prepared in accordance with the same accounting policies and methods of application as the most recent audited consolidated financial statements for the period ended December 31, 2019. The unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 25, 2020.

Basis of Consolidation

These consolidated financial statements include the financial statement of the Company and the entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions and balances have been eliminated.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited - Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. The Company’s wholly owned subsidiaries are NexTech AR Solutions USA LLC, AR Ecommerce LLC and Jolokia Corporation.

Significant accounting policies

During the six months ended June 30, 2020, the Company acquired a business as described in Note 3 and applied the following accounting policies for business combinations, acquired intangible assets, goodwill and government grants. The remaining accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the Company’s consolidated financial statements as at and for the year ending December 31, 2019.

Business combinations

The Company accounts for business combinations using the acquisition method. Goodwill arising on acquisitions is measured as the fair value of the consideration transferred less the net recognized amount of the estimated fair value of identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. Transaction costs that the Company incurs in connection with a business combination are expensed as incurred. The Company uses its best estimates and assumptions to reasonably value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, and these estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with a corresponding offset to goodwill. Upon conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in profit or loss.

Acquired intangible assets

The Company’s intangible assets consist of customer relationships, brand and technology acquired in a business combination. These intangible assets are recorded at their fair value at the acquisition date. The Company estimates the fair value based on the present value of expected future cash flows. After initial recognition, intangible assets are measured at cost less any accumulated amortization and impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. The following table presents the Company’s assessment of the useful life of intangible assets:

Website	10 years
Customer relationships	5 years
Supplier relationships	10 years
Trademarks	4 years
Brand	3 years
Technology	3 years

Intangible assets are tested for impairment annually and whenever there is an indication that the asset may be impaired. An impairment loss is recognized if the recoverable amount of the asset is less than the carrying amount. The recoverable amount is the higher of fair value less costs to sell and value in use.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited - Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Government grants

The company recognises government grants only once there is reasonable assurance that the entity will comply with the conditions attaching to them and the grants will be received. Forgivable loans from government are treated as a government grant when there is reasonable assurance that the entity will meet the terms of forgiveness of the loan. The amounts received shall be recognized into profit or loss on a systematic basis over the periods in which the entity recognises as expenses the related costs for which the grants are intended to compensate. The company has elected to deduct the grants received against the qualified expenses incurred. During the period, the company received $238,490 in forgivable loans which has been recorded as a provision as the expenses for which have not yet been incurred.

Use of estimates and judgements

In preparing these unaudited condensed consolidated interim financial statements, Management makes judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgments made by Management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2019, with the addition of the following:

Contingent consideration

The Company measures the contingent consideration payable in a business combination at the estimated fair value at each reporting date. The fair value is estimated based on the range of possible outcomes and Management’s assessment of the likelihood of each outcome.

Fair value of acquired intangible assets

The Company estimates the fair value of intangible assets acquired in a business combination based on the present value of expected future cash flows. This valuation involves subjectivity and estimation uncertainty, including assumptions related to future revenues attributable to customer relationships, customer attrition rates, future expenses, and discount rates.

3.	BUSINESS COMBINATIONS

On April 30, 2020, the Company acquired 100% of the outstanding voting shares of Jolokia Corporation (“Jolokia) in exchange for the Company’s common shares and contingent consideration. Jolokia provides a video hosted learning and events platform with live streaming capabilities. The operating results of Jolokia have been consolidated into the Company’s results subsequent to the acquisition date. The Company incurred acquisition related costs of $72,033 which have been recorded in general and administrative expense.

The purchase price consists of 1,000,000 common shares of the Company (A) (Note 11), of which 100,000 were issued to the Company and held in treasury for the repayment of liabilities assumed in the transaction (B), cash and contingent consideration with an initial estimated fair value as noted below (C). The contingent consideration payable is measured at the estimated fair value at each reporting date and is expected to be settled in full within a year. The contingent consideration arrangement consists of an additional payment to the selling shareholders for attainment of specific revenue metrics in the year following the acquisition. The potential undiscounted amount of all future payments that the Company could be required to make under this arrangement is between US$200,000 and US$4,000,000 payable in common shares of NexTech. The Company noted no change since acquisition date in the estimate of the fair value of the contingent consideration as at June 30, 2020.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited - Expressed in Canadian dollars)

3.	BUSINESS COMBINATIONS (continued)

Share consideration (A)	$1,657,655
Indebtedness shares (B)	(165,765)
Earn-out payment (contingent) (C)	1,067,181
Total Consideration	$2,559,071

The finalization of the purchase price allocation is pending the finalization of the valuation of the fair value of assets acquired and liabilities assumed, including intangible assets. The following table presents the preliminary purchase priced allocation at the acquisition date:

Net Tangible Assets	$
Cash and cash equivalents	(45,715)
Trade receivable	5,713
Other receivable	1,113
Equipment	118,165
Accounts payable and accrued liabilities	(43,430)
Line of credit	(125,575)
(89,729)

Identifiable intangible assets
Customer relationships	769,223
Brand	37,557
Technology	185,003
991,783
Goodwill	1,657,017
Total Consideration	2,559,071

The goodwill is mainly attributable to the skills and technical talent of Jolokia’s work force and the synergies expected to the achieved from integrating Jolokia business with the company’s technology and services.

Since the date of acquisition, the acquired company increased group revenues by an estimated $345,425 and profit by $110,520 for the three and six months ended June 30, 2020.

4.	RECEIVABLES

	June 30, 2020	December 31, 2019
Trade receivables	$167,530	$319,972
GST receivable (payable)	96,574	83,679
Receivables	$264,104	$403,651

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited - Expressed in Canadian dollars)

5.	EQUIPMENT

Equipment
Costs	$
December 31, 2019	196,524
Additions	6,814
Acquisition of Jolokia Corp (Note 3)	294,428
Foreign exchange	(924)
June 30, 2020	496,842

Accumulated depreciation
December 31, 2019	50,212
Additions	29,320
Acquisition of Jolokia Corp (Note 3)	175,007
June 30, 2020	254,539

Net book value
December 31, 2019	$146,555
June 30, 2020	$242,303

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited - Expressed in Canadian dollars)

6.	INTANGIBLE ASSETS AND GOODWILL

The following table summarizes the continuity of the Company’s intangible assets:

	Websites	Customer relationship	Supplier relationship	Trademark	Brand	Technology	Goodwill	Total
	$	$	$	$	$	$	$	$
Costs
December 31, 2019	85,664	243,695	321,072	1,042,812	-	-	2,262,527	3,955,770
Acquisition of Jolokia (Note 3)	-	769,223	-	-	37,557	185,003	1,657,017	2,648,800
Foreign exchange	-	(3,586)	15,822	51,386	(761)	(3,751)	77,896	137,006
June 30, 2020	85,664	1,009,332	336,894	1,094,198	36,796	181,252	3,997,440	6,741,576

Accumulated depreciation
December 31, 2019	7,674	17,696	31,779	215,542	-	-	-	272,691
Additions	4,284	50,692	16,845	136,775	2,045	10,070	-	220,711
June 30, 2020	11,958	68,388	48,624	352,317	2,045	10,070	-	493,402

Net book value
December 31, 2019	77,990	225,999	289,293	827,270	-	-	2,262,527	3,683,079
June 30, 2020	73,706	940,944	288,270	741,881	34,751	171,182	3,997,440	6,248,174

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited - Expressed in Canadian dollars)

6.	INTANGIBLE ASSETS AND GOODWILL (continued)

Goodwill

In January 2019, the Company acquired a 100% interest in AR Ecommerce LLC, which included goodwill, valued at $929,680, at the time of acquisition. In April 2019, the Company acquired a 100% interest Infinite Pet Life, which included goodwill, valued at $1,397,670, at the time of acquisition. During the period ended June 30, 2020, the Company acquired a 100% interest in Jolokia Corp, which included goodwill, valued at $1,657,017, at the time of acquisition.

The Company estimated the recoverable amount based on the value-in-use method of the group of cash- generating units that both of the acquired businesses contribute to was higher than the carrying value at December 31, 2019. The key assumptions used in the calculations of the recoverable amounts include sales growth per year, changes in cost of sales and capital expenditures based on internal forecasts. Cash flows were projected out 5 years and a terminal value was calculated using a long-term steady growth of 5%. An after-tax discount rate of 20% was used.

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2020	December 31, 2019

Accounts payable	$1,667,973	$1,149,901
Accrued liabilities	80,500	93,627
	$1,748,473	$1,243,528

8.	OTHER PAYABLES

The Company owed deferred payments of $Nil to the former owners of Infinite Pet Life as at June 30 2020 (December 31, 2019 - $230,174). In June 2019, the Company issued 100,000 common shares with a fair value of US$50,000 ($66,630) as partial settlement of this debt in addition to a regular instalment payment of US$121,110. Due to issuance of the common shares, the remaining instalment payments were reduced to US$108,611 from US$121,110 per month. The company paid two instalments of this amount through July and August 2019. In September, the Company renegotiated the repayment terms of its remaining instalment payments owed. The Company will pay US$20,000 per month, on the 10th of each month from September 2019 through May 2020 and make one final payment of US$37,220 in June 2020. The company made payments under these new terms in September and October of 2019 with November and December installments paid in January of 2020. The remaining balance was paid off by June 30, 2020 in the current period.

The continuity of the other payables is as follows:

	June 30, 2020	December 31, 2019
Opening	$230,174	$772,078
Monthly installments	(230,174)	(475,274)
Issuance of common shares	-	(66,630)
Ending	$-	$230,174

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited - Expressed in Canadian dollars)

9.	CONVERTIBLE DEBENTURES

On July 19, 2019, NexTech issued $985,500 of convertible debentures with an effective interest rate of 9%, which mature thirty-six months from the issuance date. The principal will be repaid in twelve equal instalments and each payment will include interest payable up to the date of repayment. Notwithstanding the foregoing, the first payment will be made six months after the issuance date. The Company, at its discretion, has the option to pay the amount due at each payment date in cash or common shares based on a fixed conversion price of $0.60 per share. The Company has treated these convertible debentures as equity on its statement of financial position. The first payment was made by common shares with the issuance of 347,663 shares (Note 9).

On May 5, 2020 the Company extinguished the convertible debenture issued on July 19, 2019 with an effective interest rate of 9% with a thirty-six month term by converting the remaining principal balance of $739,125 and accrued interest of $2,741 for 1,236,444 common shares. The extinguishment was subject to a 15% cash prepayment penalty of $158,384. Of this extinguishment, $492,750 of principal and $1,828 of accrued interest were converted for 824,296 common shares and $105,589 cash pre-payment penalty were to the CEO whom is a related party (Note 10).

10.	SHARE CAPITAL Authorized

As at June 30, 2020 the authorized share capital of the Company was an unlimited number of common shares.

Share Capital

During the period ended June 30, 2020, the Company had the following share capital transactions:

●	issued 810,006 shares as part of a share-based payment arrangement;

●	issued 47,799 shares to settle a related party liability (Note 11);

●	issued 1,910,163 shares as payment on convertible debenture (Note 9);

●	issued 1,000,000 shares for the acquisition of Jolokia Corp with 100,000 of these issued shares held by the Company in treasury for liabilities assumed as part of the transaction (Note 3);

●	issued 1,1528,036 units for gross proceeds of $3,208,876. Each unit consists of one share and one-half warrant. Each warrant is exercisable at $3.00 per share for a period of 2 years from issuance. In relation, the Company issued 86,433 broker warrants, with the same terms as the private placement warrants but a different exercise price of $2.19 per share. The fair value of the broker warrants is $113,242 using Black Scholes Option Pricing Model;

●	issued 1,195,666 shares for the exercise of options; and

●	issued 2,057,504 shares for the exercise of warrants.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited - Expressed in Canadian dollars)

10.	SHARE CAPITAL (continued)

Share purchase warrants

		Weighted Average
	Number	Exercise Price
Balance, as at May 31, 2019 Granted	-7,302,340	$-0.83
Exercised	(335,000)	(0.73)
Balance, as at December 31, 2019	6,967,340	$0.83
Granted	850,451	2.92
Exercised	(2,057,504)	(0.84)
Balance, as at June 30, 2020	5,760,287	$1.31

The weighted average remaining life on the warrants is 1.37 years.

Stock options

		Weighted Average
	Number	Exercise Price
Balance, as at May 31, 2019	5,274,000	$0.36
Granted	1,790,000	0.77
Cancelled	(2,495,000)	(0.37)
Exercised	(90,000)	(0.25)
Balance, as at December 31, 2019	4,479,000	$0.52
Granted	2,200,000	2.07
Cancelled	(1,600,000)	(1.29)
Exercised	(1,198,666)	(0.32)
Balance, as at June 30, 2020	3,880,334	$0.52

The weighted average remaining life of the outstanding stock options is 2.10 years.

Stock-based compensation was recognized using the graded vesting method over the vesting period of each tranche. The fair value of all options granted is estimated on the grant date using the Black-Scholes option pricing model.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited - Expressed in Canadian dollars)

10.	SHARE CAPITAL (continued)

Stock options (continued)

The weighted average assumptions used in calculating the fair values are as follows:

Weighted average	Six months ended June 30, 2020
Risk free interest rate	1.64%
Expected life of options in years	3.00
Expected dividend yield	0%
Expected stock option volatility	136%
Fair value per option	$0.57

Date Granted	Expiry Date	Exercise Price	Number Outstanding	Number Exercisable
November 1, 2018	November 1, 2021	$0.29	825,000	825,000
November 2, 2018	November 2, 2021	$0.25	138,000	138,000
March 28, 2019	September 28, 2021	$0.60	135,000	135,000
April 17, 2019	April 17, 2022	$0.78	100,000	99,999
May 9, 2019	May 9, 2022	$0.72	39,000	26,000
June 14, 2019	June 14, 2022	$0.65	160,000	106,667
August 19, 2019	August 19, 2022	$0.75	125,000	41,666
October 10, 2019	October 10, 2022	$0.84	1,008,334	383,332
January 14, 2020	January 10, 2023	$2.00	150,000	-
February 25, 2020	February 25, 2023	$1.89	-	-
June 3, 2020	June 3, 2023	$2.28	200,000	-
June 19, 2020	June 19, 2023	$2.20	1,000,000	-
Total			3,880,334	1,755,664

On December 5, 2019, the company entered share-based payment arrangements with consultants for services. The weighted average grant date fair value of the equity instruments granted during the year ended December 31, 2019 was $0.80. The arrangement dictates that the instruments are vested, and as such recognized, as services are delivered by the consultants. During the three and six months ended June 30, 2020 the Company recognized $265,332 and $648,004 of expenditure related to this arrangement.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited - Expressed in Canadian dollars)

11.	RELATED PARTY TRANSACTIONS AND BALANCES

The Company entered into a number of transactions with key management personnel. The Company considers the executive officers and directors as the key management of the Company. The remuneration of key management personnel includes those persons having the authority and responsibility for the planning, directing and controlling of the activities of the Company are as follows:

	Three months ended	Six months ended
	March 31, 2020	June 30, 2020

Remuneration for services	$3,128	$43,128
Share-based payments	221,155	411,638
	$224,283	$454,766

Amounts due to and from related parties as at June 30, 2020 and December 31, 2019 are as follows:

Related party assets (liabilities)	June 30, 2020	December 31, 2019
Key management personnel	$-	(143,727)

The amounts owing to the related parties as described above are non-secured, non-interest bearing, with no specific terms of repayment. During the period the Company issued 47,799 shares to settle $38,239 of outstanding liabilities to the CEO. During the period, the Company extinguished the convertible debenture, of this extinguishment, $492,750 of principal and $1,828 of accrued interest were converted for 824,296 common shares and $105,589 cash pre-payment penalty were to the CEO. During the period ended December 31, 2019, the company issued $627,000 of convertible debentures to the CEO (Note 9).

12.	FINANCIAL AND CAPITAL RISK MANAGEMENT Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises from cash as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits and receivables. The Company’s cash deposits are primarily held with a Canadian chartered bank and receivables are due from the distributors of the company’s products and customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s main source of cash resources is through equity financings and from convertible debentures. The Company’s financial obligations are limited to its current liabilities which have contractual maturities of less than one year. The Company manages liquidity risk as part of its overall “Management of Capital” as described below.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited - Expressed in Canadian dollars)

12.	FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and a portion of the Company’s expenses are incurred in U.S. dollars (“USD”). A significant change in the currency exchange rates between the Canadian dollar relative to the USD could affect the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at June 30, 2020, the Company is exposed to currency risk through cash, accounts receivable and accounts payable denominated in USD. A 10% change in exchange rate could increase/decrease the Company’s net loss by $18,504.

Interest Rate Risk

The interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The company is not exposed to significant cash flow fluctuations due to interest rate changes. As such, fluctuations in the market interest rates during the three months and six months ended June 30, 2020 had no significant impact on the Company’s financing expense.

Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development of its technologies. The Company relies mainly on equity issuances to raise new capital. In the management of capital, the Company includes the components of equity. The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without penalty. The Company is not subject to any externally imposed capital requirements. Management believes that the Company may have to raise additional capital to sustain its operations for the next twelve months.

Fair Values

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics, and the Company’s designation of such instruments. As at June 30, 2020, the Company’s financial instruments were classified as at amortized at cost. The carrying values of cash, receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

13.	SUBSEQUENT EVENTS

On August 20, 2020 the Company announced the closing of its marketed short form prospectus offering pursuant to which the Company issued 2,035,000 units of the Company (the “Units”) at a price of $6.50 per Unit for gross proceeds of $13,227,500 ($12,301,575 net of share issuance costs). Each Unit is comprised of one common share in the capital of the Company and one-half of one common share purchase warrant of the Company. Each warrant is exercisable into one common share at a price of $8.00 for a period of 24 months following the closing of the offering, subject to an accelerated expiry if the volume-weighted average price of the Common Shares on the Canadian Securities Exchange (or such other stock exchange where the majority of the trading volume occurs) exceeds $11.00 for 15 consecutive trading days.